Exhibit 12(d)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,
	2011	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest	$13,598	$14,196	$16,892	$16,820	$17,312	$19,957
Interest applicable to rentals	827	747	635	620	676	426

Total fixed charges, as defined	14,425	14,943	17,527	17,440	17,988	20,383

Preferred dividends, as defined (a)	1,569	1,569	1,569	1,569	1,569	1,569

Combined fixed charges and preferred dividends, as defined	$15,994	$16,512	$19,096	$19,009	$19,557	$21,952

Earnings as defined:

Net Income	$37,149	$19,878	$12,608	$31,030	$44,925	$50,286
Add:
Provision for income taxes:
Total	16,469	8,645	2,277	13,450	25,190	31,616
Fixed charges as above	14,425	14,943	17,527	17,440	17,988	20,383

Total earnings, as defined	$68,043	$43,466	$32,412	$61,920	$88,103	$102,285

Ratio of earnings to fixed charges, as defined (b)	4.72	2.91	1.85	3.55	4.90	5.02

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	4.25	2.63	1.70	3.26	4.50	4.66

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.